Exhibit 99
	For Release:	August 1, 2013
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS
ALLETE reports second quarter earnings and reaffirms guidance
Industrial demand nominations strong for remainder of 2013

DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported second quarter 2013 earnings of 35 cents per share on net income of $14.0 million and operating revenue of $235.6 million, compared to 39 cents per share on net income of $14.4 million and operating revenue of $216.4 million in 2012.

ALLETE's Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the company's investment in the American Transmission Company, recorded net income of $16.3 million versus $14.4 million in 2012.

Second quarter 2013 results were impacted by several factors attributable to Minnesota Power's recent capital investments. Higher revenue from renewable energy investments and federal production tax credits were partially offset by increases in depreciation and interest expense. In late 2012, Minnesota Power completed two phases of the Bison Wind Energy Center and both have been in service during 2013. Total electric sales also rose 2.2 percent compared to a year ago.

“Industrial demand for power remains strong,” said ALLETE Chairman, President and CEO Al Hodnik. “Based on demand nominations received from our largest power users this week, these customers expect to run at full-capacity for the remainder of the year.”

ALLETE's Investments and Other segment, which includes results from BNI Coal, ALLETE Properties, ALLETE Clean Energy, and other miscellaneous income and expense, recorded a $2.3 million net loss during the quarter, versus a break-even quarter a year ago. Higher state income tax and interest expense contributed to the variance from the second quarter in 2012. State income tax expense was higher in 2013 as more North Dakota income tax credits attributable to our North Dakota capital investments were recognized in 2012.

Year-to-date financial results included 2013 earnings of $1.18 per share on net income of $46.5 million and operating revenue of $499.4 million, compared to $1.05 per share on net income of $38.8 million and operating revenue of $456.4 million in 2012. An increase from a year ago in the average number of common stock shares outstanding, with proceeds used to fund the company's capital investment program, resulted in dilution of seven cents per share.

“The year-to-date results are right where we expected them to be,” Hodnik said. “The company's full year earnings guidance remains unchanged, in an expected range of between $2.58 and $2.78 per share.” He said 2013 guidance assumes continued strong industrial demand for electricity, higher cost recovery rider revenue and federal production tax credits, higher operating and maintenance, depreciation and interest expenses, and dilution from equity issuances of between $0.10 and $0.15 per share.

The company will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its quarterly performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through August 4, 2013 by dialing (855) 859-2056, pass code 99389011.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, based in Duluth, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2013	2012	2013	2012

Operating Revenue	$235.6	$216.4	$499.4	$456.4

Operating Expenses
Fuel and Purchased Power	78.7	72.1	165.2	149.2
Operating and Maintenance	103.8	96.2	208.5	196.1
Depreciation	28.7	24.8	56.9	49.4
Total Operating Expenses	211.2	193.1	430.6	394.7

Operating Income	24.4	23.3	68.8	61.7

Other Income (Expense)
Interest Expense	(12.8)	(10.1)	(25.1)	(21.1)
Equity Earnings in ATC	5.0	4.8	10.2	9.4
Other	1.5	1.2	4.2	1.9
Total Other Expense	(6.3)	(4.1)	(10.7)	(9.8)

Income Before Income Taxes	18.1	19.2	58.1	51.9
Income Tax Expense	4.1	4.8	11.6	13.1
Net Income	$14.0	$14.4	$46.5	$38.8

Average Shares of Common Stock
Basic	39.4	37.3	39.2	37.0
Diluted	39.6	37.4	39.3	37.1

Basic Earnings Per Share of Common Stock	$0.36	$0.39	$1.19	$1.05
Diluted Earnings Per Share of Common Stock	$0.35	$0.39	$1.18	$1.05

Dividends Per Share of Common Stock	$0.475	$0.46	$0.95	$0.92

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2013	2012		2013	2012
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$145.0	$80.8	Current Liabilities	$193.1	$283.4
Other Current Assets	175.9	192.4	Long-Term Debt	1,064.7	933.6
Property, Plant and Equipment - Net	2,397.2	2,347.6	Deferred Income Taxes	435.5	423.8
Regulatory Assets	337.5	340.3	Regulatory Liabilities	63.1	60.1
Investment in ATC	111.2	107.3	Defined Benefit Pension & Other Postretirement Benefit Plans	216.2	228.2
Other Investments	140.2	143.5	Other Non-Current Liabilities	129.3	123.3
Other Non-Current Assets	43.9	41.5	Shareholders’ Equity	1,249.0	1,201.0
Total Assets	$3,350.9	$3,253.4	Total Liabilities and Shareholders’ Equity	$3,350.9	$3,253.4

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2013	2012	2013	2012
Millions
Regulated Operations	$16.3	$14.4	$48.4	$38.8
Investments and Other	(2.3)	—	(1.9)	—
Net Income Attributable to ALLETE	$14.0	$14.4	$46.5	$38.8
Diluted Earnings Per Share	$0.35	$0.39	$1.18	$1.05

Statistical Data
Corporate
Common Stock
High	$52.25	$41.99	$52.25	$42.49
Low	$46.85	$38.03	$41.39	$38.03
Close	$49.85	$41.80	$49.85	$41.80
Book Value	$31.12	$29.24	$31.12	$29.24

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	251	226	605	552
Commercial	335	326	712	690
Municipals	225	234	499	498
Industrial	1,769	1,842	3,614	3,710
Total Retail and Municipal	2,580	2,628	5,430	5,450
Other Power Suppliers	610	492	1,201	1,009
Total Regulated Utility	3,190	3,120	6,631	6,459
Non-regulated Energy Operations	33	25	64	55
Total Kilowatt-hours Sold	3,223	3,145	6,695	6,514

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$23.2	$20.5	$56.2	$49.9
Commercial	27.5	24.7	58.8	51.9
Municipals	15.8	13.9	32.4	31.3
Industrial	95.4	93.5	197.6	191.3
Total Retail and Municipals	161.9	152.6	345.0	324.4
Other Power Suppliers	22.4	17.7	44.7	36.4
Other	31.5	26.7	67.5	54.8
Total Regulated Utility Revenue	$215.8	$197.0	$457.2	$415.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.